EXPLANATORY NOTE:

Following is an electronic copy of the letter dated August 7, 2017 and the accompanying answers from PHI Group, Inc. in response to the Comment Letter dated May 1, 2017 by the Division of Corporation Finance regarding Form S-1 filed with the Securities and Exchange Commission on April 3, 2017.

A hard copy of this letter and the accompanying responses was sent to the U.S. Securities and Exchange Commission, Division of Corporation Finance, 100 F Street, N.E, Washington, D.C. 20549, Attention: Folake Ayoola, Senior Counsel, Office of Real Estate and Commodities, on August 7, 2018 and was delivered at 10:40 A.M. on August 10, 2017 by USPS, tracking number 9405503699300080757107.

PHI GROUP, INC.

5348 Vegas Drive

Las Vegas, NV 89108

Tel: 702-475-5430

Email: henry@phiglobal.com

August 7, 2017

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Folake Ayoola, Senior Counsel Office of Real Estate and Commodities Division of Corporation Finance

Re:	PHI Group, Inc. Withdrawal of Registration Statement on Form S-1 Filed on April 3, 2017 File No. 333-217120

Ladies and Gentlemen:

On behalf of PHI Group, Inc., a Nevada corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits thereto (File No. 333-217120), as filed with the Securities and Exchange Commission (“Commission”) on April 3, 2017 (“Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement in order to file a new one to replace the current Registration Statement, following our responses to the comment letter dated May 1, 2017 by the Commission. The Registration Statement filed on April 3, 2017 has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

Should you have any questions regarding this request for withdrawal, please contact Christopher Dieterich of Dieterich & Associates LLP by telephone at (310) 312-6888 and/or email at venturelaw@gmail.com.

Very truly yours,

/s/ Henry D. Fahman

Henry D. Fahman

Chief Executive Officer

Cc (via email):

Christopher Dieterich, Esq.

Re:	PHI Group, Inc.
Registration Statement on Form S-1
Filed April 3, 2017 File No. 333-217120

RESPONSE TO COMMENT LETTER

Comment #1: Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Response: The financial statements have been updated.

Comment #2: We note your disclosure that the 5,000,000 shares you are registering represent 59.63% of your current public float. Given the size of this offering, it appears that this may be a primary offering that can proceed on an “at the market” basis under Rule 415(a)(4) only if the company is eligible to conduct a primary offering on Form S-3. Please advise regarding your basis for determining that the equity line financing transaction is appropriately characterized as a transaction that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933. To the extent that you need to amend the investment agreement, please withdraw your current registration statement and refile a new registration statement, along with the amended investment agreement, which registers no greater than one-third of your public float. For guidance, refer to Questions 139.12 through 139.24 of the Securities Act Sections Compliance and Disclosure Interpretations.

Response: the percentage of shares being registered has been reduced to 33% of the defined float.

Comment #3: To the extent you have had past transactions, other than the equity line agreement, with Azure or any of its affiliates, please revise your disclosure to provide material terms of such past transactions, including the impact of those transactions on the market price your common stock.

Response: There have been no prior transactions with Azure. In 2002, some 15 years ago, the company did entertain a similar equity line arrangement with Dutchess Capital, an entity from which many of the current officers and/or employees of Azure got their experience. No contract was ever completed, and therefore, the likelihood that such an agreement has any impact on the current stock price is extraordinarily remote.

Comment #4: Investment Agreement, page 8

We note your disclosure that “the obligations of Azure as imposed by the terms of this agreement are non-transferable.” We refer to Section 18 of the Investment Agreement filed as Exhibit 10.20, which states that “any purported assignment by a party without prior written consent of the other party will be null and void” (emphasis added) and the last sentence which references the parties and “their respective successors and assigns.” To the extent Azure can assign the agreement with prior written consent, please revise the agreement and file as an exhibit to the new registration statement. Refer to Question 139.16 of the Securities Act Sections Compliance and Disclosure Interpretations for guidance.

Response: The Investment Agreement has been revised to eliminate the possibility of assignment.

Comment #5: We note your disclosure on page 9 that “in connection with the preparation of the Investment Agreement and the registration rights agreement, we issued Azure a convertible promissory note for $15,000, having a conversion price equal to 50% of the average of the three lowest trading prices during the ten (10) trading days prior to the date of the conversion.” Because the conversion of the convertible promissory note is convertible into common stock at a formula that is tied to the market price of your common stock, we have deemed the convertible promissory note to be part of the securities being offered in the investment agreement. To the extent that you need to amend the convertible promissory note, please withdraw your current registration statement and refile a new registration statement, along with the amended convertible promissory note, if applicable. Refer to Questions 139.17 and 139.20 of the Securities Act Sections Compliance and Disclosure Interpretations for guidance.

Response: The promissory note now has a fixed conversion price, so it is not based upon any formula related to the market price for ultimate conversion.

Equity Financing Arrangements, page 24

Comment #6: We note your risk factor disclosure on page 12 where you indicate that you may not be able to access sufficient funds under the equity line when needed. Please revise your disclosure in this section, or where applicable, to include a discussion of the likelihood that you will ever receive, or will ever need, based on your business plan, the full amount of proceeds available under the Investment Agreement. If you believe you are unlikely to receive the full amount, please revise your disclosure to include an explanation of why you chose the $10 million.

Response: The section has been modified with a discussion of the likelihood of accessing the entire line of available credit, but essentially the response is that if optimistic results occur within the business of the company, then the line will be accessed. If the business does not perform as well as planned, then the totality of available funds may well not be utilized.

PHI GROUP, INC.

By:	/s/ Henry Fahman
Henry Fahman
President